UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[__]	Form 10-K	[__]	Form 20-F	[__]	Form 11-K	[__]	Form 10-Q
	[__]	Form 10-D	[X]	Form N-CEN	[__]	Form N-CSR

For Period Ended:	September 30, 2025

[__]	Transition Report on Form 10-K
[__]	Transition Report on Form 20-F
[__]	Transition Report on Form 11-K
[__]	Transition Report on Form 10-Q
[__]	Transition Report on Form N-CEN

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Alpha Alternative Assets Fund
Full Name of Registrant

1615 South Congress Avenue, Suite 103

Address of Principal Executive Office (Street and Number)

Delray Beach, FL 33445

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Form N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

Revisions were made to the valuations of certain of the Fund’s holdings by management later in the audit cycle. Accordingly, the Registrant is unable to complete the Form N-CSR and transmit the annual report to the shareholders for the fiscal year ended September 30, 2025, within the prescribed time period without unreasonable effort or expense. Because the audit of the financial statements is still in progress, the related accountant’s audit and internal control reports would also be delayed. The Form N-CSR will be filed as soon as possible.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephen Kyllo	(651) -261-2635
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	X	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	No	X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Alpha Alternative Assets Fund

(Name of Registrant as Specified in Charter)

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 12, 2025
By:	/s/ Stephen Kyllo
Stephen Kyllo, President